                                         Filing by Delaware Group Equity Funds V
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                               Subject Company: Lincoln National
                                               Convertible Securities Fund, Inc.
                                                   Commission File No. 811-04659

                 LINCOLN NATIONAL CONVERTIBLE SECURITIES FUND, INC.

                               One Commerce Square
                               2005 Market Street
                             Philadelphia, PA 19103

                                                       May 26, 2005

                         SPECIAL MEETING OF SHAREHOLDERS
                             YOUR VOTE IS IMPORTANT

DEAR SHAREHOLDER:

We previously sent you proxy  materials (and a reminder  letter) for the Special
Meeting of Shareholders of Lincoln  National  Convertible  Securities Fund, Inc.
(the  "Company") to be held on June 2, 2005. We have not yet received your proxy for this important  meeting.  Since the meeting will be held in just a few short days, please vote your shares today by telephone or internet as described in the enclosed materials.

                                 MERGER PROPOSAL

The Special  Meeting will be held to approve a  transaction  that will result in your Company being  acquired by the Delaware  Dividend  Income Fund, an open-end fund that is a series of Delaware  Group Equity  Funds V. If approved,  you will receive,  in  exchange  for your  shares in the  Company,  Class A Shares of the
Delaware Dividend Income Fund equal in value to the aggregate net asset value of your shares in the Company. Your Board of Directors recommends that shareholders vote "FOR" the merger proposal.

                             YOUR VOTE IS IMPORTANT

To make  certain  that your  shares  are  represented  and voted at the  Special
Meeting, please vote today by telephone or internet as described in your mailing package.  You may also vote by signing,  dating and returning the enclosed proxy in the  special  overnight  pre-paid,  envelope  provided.  Your  vote  is  very important, so please vote at your earliest convenience.

We appreciate your participation and continued support.

                                                       Sincerely,

                                                       /s/PATRICK P. COYNE
                                                       PATRICK P. COYNE
                                                       PRESIDENT

                                   IMPORTANT
If you have any  questions  or need  assistance,  please  call D. F. King & Co.,
Inc., which is assisting your Company, toll-free, at 1-800-549-6746.